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EXHIBIT 99.1

                                For Immediate Release
                                Contact:
                                Susan Hoff, Best Buy Co., Inc.
                                952-947-2443
                                 susan.hoff@bestbuy.com

Antitrust Waiting Period Expires on Best Buy's
Acquisition of Musicland Stores

    MINNEAPOLIS, January 4, 2001—Best Buy Co., Inc. (NYSE: BBY) today announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR), in connection with Best Buy's proposed acquisition of Minneapolis-based Musicland Stores Corporation (NYSE: MLG) pursuant to a tender offer, expired on Wednesday, January 3, 2001.

    Expiration of the HSR waiting period is a condition to completion of the tender offer. The consummation of the tender offer remains subject to other customary conditions, including that a certain minimum number of outstanding Musicland shares are tendered. The tender offer of $12.55 per share, net to the seller in cash, without interest, is scheduled to expire at 12:00 midnight, New York City time, on Monday, January 22, 2001, unless extended.

    "The expiration of the antitrust waiting period puts us one step closer to finalizing our acquisition of Musicland's more than 1,300 stores," said Best Buy Chairman & CEO Richard M. Schulze.

    Musicland Group is the leading specialty retailer of pre-recorded home entertainment products. The company's more than 1,300 retail stores attract over 300 million customer visits each year. Musicland employs 14,000 people in 49 states, including Puerto Rico and the US Virgin Islands under the names: Sam Goody, Suncoast, Media Play and On Cue.

    This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. Best Buy has filed a tender offer statement with the SEC and Musicland has filed a solicitation/recommendation statement with respect to the offer. Investors and security holders of both Best Buy and Musicland are urged to read each of the tender offer statement and the solicitation/recommendation statement referenced in this press release because they contain important information about the transaction. Investors and security holders may obtain a free copy of the tender offer statement and the solicitation/recommendation statement and other documents filed by Best Buy and Musicland at the SEC's Web site at www.sec.gov.

HSR Expires (01/04/01)...2

    The tender offer statement and the solicitation/recommendation statement and these other documents may also be obtained free from Musicland or by contacting Beacon Hill Partners, Inc., the Information Agent, at 800-755-5001.

About Best Buy Co., Inc.

    Minneapolis-based Best Buy Co., Inc. (NYSE: BBY) is the nation's number one specialty retailer of consumer electronics, personal computers, entertainment software and appliances. The Company reaches consumers nationwide through its more than 400 retail stores located in 41 states and online at http://www.bestbuy.com/

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Antitrust Waiting Period Expires on Best Buy's Acquisition of Musicland Stores